

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 9, 2007

Mr. Ian T. Bothwell
Chief Financial Officer
Penn Octane Corporation
77-530 Enfield Lane, Building D
Palm Desert, California 92211

       Re: **Penn Octane Corporation**
                Form 10-K for Fiscal Year Ended December 31, 2006
                Filed April 17, 2007
                File No. 0-24394

Dear Mr. Bothwell:

       We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                           Sincerely,

                           April Sifford
                           Branch Chief